UNITED STATES
                          SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, D.C. 20549

                                     SCHEDULE 13G

                      Under the Securities Exchange Act of 1934


                                  CPS SYSTEMS, INC.
                                   (Name of Issuer)

                                     Common Stock
                            (Title of Class of Securities)

                                      1261621064
                                    (CUSIP Number)

                                    March 25, 1998
               (Date of Event Which Requires Filing of This Statement)

          Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                    [x]  Rule 13d-1(b)

                    [ ]  Rule 13d-1(c)

                    [ ]  Rule 13d-1(d)


          *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

          The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).






     CUSIP No. 1261621064            SCHEDULE 13G                    Page 2 of 9




       1   Name Of Reporting Person           BRICOLEUR CAPITAL MANAGEMENT, LLC

           IRS Identification No. Of Above Person

       2   Check The Appropriate Box If A Member Of A Group           (a)  [ ]
           N/A
                                                                      (b)  [ ]
       3   SEC USE ONLY



       4   Citizenship Or Place Of Organization

                                  Delaware, United States

                          5    Sole Voting Power

                                                   512,500
         NUMBER OF
          SHARES          6    Shared Voting Power
        BENEFICIALLY
        OWNED BY EACH                                -0-
         REPORTING
        PERSON WITH       7    Sole Dispositive Power

                                                   512,500

                          8    Shared Dispositive Power

                                                     -0-

        9   Aggregate Amount Beneficially Owned By Each Reporting Person

                                          512,500

       10   Check Box If The Aggregate Amount In Row (9) Excludes Certain
            Shares*                                                       [ ]


       11   Percent Of Class Represented By Amount In Row 9

                                           7.61%
       12   Type Of Reporting Person*

                                             IA






     CUSIP No. 1261621064            SCHEDULE 13G                    Page 3 of 9




       1   Name Of Reporting Person                    BRICOLEUR PARTNERS, L.P.

           IRS Identification No. Of Above Person

       2   Check The Appropriate Box If A Member Of A Group           (a)  [ ]
           N/A
                                                                      (b)  [ ]
       3   SEC USE ONLY



       4   Citizenship Or Place Of Organization

                                 California, United States

                          5    Sole Voting Power

                                                     -0-
         NUMBER OF
          SHARES          6    Shared Voting Power
        BENEFICIALLY
        OWNED BY EACH                              512,500
         REPORTING
        PERSON WITH       7    Sole Dispositive Power

                                                     -0-

                          8    Shared Dispositive Power

                                                   512,500

        9   Aggregate Amount Beneficially Owned By Each Reporting Person

                                          512,500

       10   Check Box If The Aggregate Amount In Row (9) Excludes Certain
            Shares*                                                       [ ]


       11   Percent Of Class Represented By Amount In Row 9

                                           7.61%
       12   Type Of Reporting Person*

                                             PN






     CUSIP No. 1261621064            SCHEDULE 13G                    Page 4 of 9




       1   Name Of Reporting Person                           JOHN I. BLOOMBERG

           IRS Identification No. Of Above Person                   ###-##-####

       2   Check The Appropriate Box If A Member Of A Group           (a)  [ ]
           N/A
                                                                      (b)  [ ]
       3   SEC USE ONLY



       4   Citizenship Or Place Of Organization

                                       United States

                          5    Sole Voting Power

                                                     -0-
         NUMBER OF
          SHARES          6    Shared Voting Power
        BENEFICIALLY
        OWNED BY EACH                              512,500
         REPORTING
        PERSON WITH       7    Sole Dispositive Power

                                                     -0-

                          8    Shared Dispositive Power

                                                   512,500

        9   Aggregate Amount Beneficially Owned By Each Reporting Person

                                          512,500

       10   Check Box If The Aggregate Amount In Row (9) Excludes Certain
            Shares*                                                       [ ]


       11   Percent Of Class Represented By Amount In Row 9

                                           7.61%
       12   Type Of Reporting Person*

                                             IN







     CUSIP No. 1261621064            SCHEDULE 13G                    Page 5 of 9




       1   Name Of Reporting Person                           DANIEL P. WIMSATT

           IRS Identification No. Of Above Person                   ###-##-####

       2   Check The Appropriate Box If A Member Of A Group           (a)  [ ]
           N/A
                                                                      (b)  [ ]
       3   SEC USE ONLY



       4   Citizenship Or Place Of Organization

                                       United States

                          5    Sole Voting Power

                                                     -0-
         NUMBER OF
          SHARES          6    Shared Voting Power
        BENEFICIALLY
        OWNED BY EACH                              512,500
         REPORTING
        PERSON WITH       7    Sole Dispositive Power

                                                     -0-

                          8    Shared Dispositive Power

                                                   512,500

        9   Aggregate Amount Beneficially Owned By Each Reporting Person

                                          512,500

       10   Check Box If The Aggregate Amount In Row (9) Excludes Certain
            Shares*                                                       [ ]


       11   Percent Of Class Represented By Amount In Row 9

                                           7.61%
       12   Type Of Reporting Person*

                                             IN






     CUSIP No. 1261621064            SCHEDULE 13G                    Page 6 of 9




       1   Name Of Reporting Person                             ROBERT M. POOLE

           IRS Identification No. Of Above Person                   ###-##-####

       2   Check The Appropriate Box If A Member Of A Group           (a)  [ ]
           N/A
                                                                      (b)  [ ]
       3   SEC USE ONLY



       4   Citizenship Or Place Of Organization

                                       United States

                          5    Sole Voting Power

                                                     -0-
         NUMBER OF
          SHARES          6    Shared Voting Power
        BENEFICIALLY
        OWNED BY EACH                              512,500
         REPORTING
        PERSON WITH       7    Sole Dispositive Power

                                                     -0-

                          8    Shared Dispositive Power

                                                   512,500

        9   Aggregate Amount Beneficially Owned By Each Reporting Person

                                          512,500

       10   Check Box If The Aggregate Amount In Row (9) Excludes Certain
            Shares*                                                       [ ]


       11   Percent Of Class Represented By Amount In Row 9

                                           7.61%
       12   Type Of Reporting Person*

                                             IN






             CUSIP No. 1261621064         13G            Page 7 of 9 Pages



             Item 1(a).     Name of Issuer.

                       CPS Systems, Inc. (the "Issuer").

             Item 1(b).     Address of Issuer's Principal Executive
                            Offices.

                       3400 Carlisle, Suite 500
                       Dallas, Texas  75204

             Item 2(a).     Names of Persons Filing.

                       Bricoleur Capital Management, Inc. ("Bricoleur"), Bricoleur Partners, L.P. ("Partners"), Daniel P. Wimsatt, John I. Bloomberg and Robert M. Poole.

             Item 2(b). Address of Principal Business Office or, if none, Residence.

                       The business address of Bricoleur, Partners, Daniel
                       P. Wimsatt and Robert M. Poole is 8910 University Center Lane, Suite 570, San Diego, California 92122. The business address of John I. Bloomberg is 1403 Park Avenue, Park City, Utah 84060.

             Item 2(c).     Citizenship.

                       Bricoleur is a Delaware limited liability company, Partners is a California limited partnership, Daniel P. Wimsatt, John I. Bloomberg and Robert M. Poole are citizens of the United States.

             Item 2(d).     Title of Class of Securities.

                       Common Stock ("Common Stock").

             Item 2(e).     CUSIP Number.  1261621064


             Item 3.   Type of Reporting Person.

                       Bricoleur is an investment advisor registered under
                       Section 203 of the Investment Advisers Act of 1940 and the general partner of Partners. Partners is a limited partnership. John I. Bloomberg is Chairman and Director of Bricoleur, Daniel P. Wimsatt is the President, Chief Executive Officer and a Director of Bricoleur, and Robert M. Poole is the Senior






             CUSIP No. 1261621064         13G            Page 8 of 9 Pages



                       Vice President and Chief Financial Officer of Bricoleur. Messrs. Bloomberg, Wimsatt and Poole share investment power over Bricoleur's and, in turn, Partner's investment portfolios.

             Item 4.   Ownership.

                       Reference is hereby made to Items 5-9 and 11 of the cover pages to this Schedule 13G, which Items are incorporated by reference herein.

             Item 5.   Ownership of Five Percent or Less of a Class.

                       Not applicable.

             Item 6. Ownership of More Than Five Percent on Behalf of Another Person.

                       Not applicable.

             Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

                       See Item 4 above.

             Item 8.   Identification and Classification of Members of the
                       Group.

                       Not applicable.

             Item 9.   Notice of Dissolution of Group.

                       Not applicable.

             Item 10.  Certification.

                            By signing below, each of the undersigned
             certifies that, to the best of his knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.






             CUSIP No. 1261621064         13G            Page 9 of 9 Pages



                                       Signatures

                       After reasonable inquiry and to the best of my
             knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


                                      BRICOLEUR CAPITAL MANAGEMENT, INC.


                                      By:  /s/ Robert M. Poole
                                           _______________________________
                                      Title:    Sr. Vice President & C.F.O
             DATED:  April 10, 1998



                                      /s/ John I. Bloomberg
                                      ____________________________________
                                      JOHN I. BLOOMBERG
             DATED:  April 10, 1998



                                      /s/ Daniel P. Wimsatt
                                      ___________________________________
                                      DANIEL P. WIMSATT
             DATED:  April 10, 1998



                                      /s/ Robert M. Poole
                                      ___________________________________
                                      ROBERT M. POOLE
             DATED:  April 10, 1998